UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

THE IFRS FINANCIAL RESULTS INCLUDED IN EXHIBIT 99.1 OF THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Financial Results for the First Quarter of 2026

Ellomay Capital Ltd. (the “Company”) hereby announces that on May 27, 2026, it published a press release containing the financial results of the Company as of and for the three months ended March 31, 2026 (the “Press Release”).

The Press Release is attached hereto as Exhibit 99.1.

Financial Results of Dorad Energy Ltd.

As previously announced by the Company, on May 10, 2026 the Company completed the sale of its indirect holdings in Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) for a purchase price of approximately NIS 560 million (approximately €164 million as of such date). Consequently, in the Press Release attached hereto as Exhibit 99.1, the Company’s share of profits of Ellomay Luzon Energy, which was an equity accounted investee, after elimination of intercompany transactions, was presented as discontinued operations and results from prior periods were adjusted accordingly.

Ellomay Luzon Energy’s main asset is its holdings of 33.75% of Dorad Energy Ltd. (“Dorad”), and Dorad is an equity accounted investee of Ellomay Luzon Energy. In addition, Dorad’s results are presented in the segment information provided by the Company in the Press Release attached hereto as Exhibit 99.1. Therefore, in an effort to provide the Company’s shareholders with access to Dorad’s financial results, the Company hereby provides a convenience translation of Dorad’s financial results as of and for the three months ended March 31, 2026, attached hereto as Exhibit 99.2. Dorad’s financial results included herein are based on Dorad’s reviewed financial statements for such period and neither the Company nor its independent public accountants have reviewed or consulted with Ellomay Luzon Energy or Dorad with respect to the financial results.

Exhibit Index

This Report on Form 6-K of Ellomay Capital Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: “Ellomay Capital Reports Results for the Three Months Ended March 31, 2026,” dated May 26, 2026.
Exhibit 99.2	Financial Results of Dorad Energy Ltd. as of and for the three months ended March 31, 2026.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: May 27, 2026

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